Exhibit 99.1

BiondVax Announces

Second Quarter 2015 Financial Results and Update

Nes Ziona, Israel,  August 24, 2015 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing immunomodulation therapies for infectious diseases, today announced its financial results for the second quarter of 2015 and provided a business update.

Second Quarter 2015 Financial Summary

Results are in New Israel Shekels (NIS) and a convenience translation to US$ is provided, using the exchange rate of 3.769 as at June 30, 2015

●	Total operating expenses were NIS 3.21m ($852,000) compared with NIS 2.18m in the second quarter of last year;

●	R&D expenses amounted to NIS 2.61m ($693,000) compared with NIS 1.61m in the second quarter of last year;

●	Cash, cash equivalents and short and long-term marketable securities at the end of the quarter were NIS 42.02 m ($11.15m) compared with NIS 13.68m as of December 31, 2014;

Recent Corporate Update

●	In May, BiondVax completed its public offering in the United States and on July 10, BiondVax celebrated this milestone event by ringing the Nasdaq closing bell;

●	BiondVax reported the successful results of its BVX-006 trial for older adults. BiondVax’s universal flu vaccine (M-001) was reported to be safe, well tolerated, providing improved flu immunity by enhancing antibody responses to multiple strains when administered as a primer in a 1 mg dose;

●	BiondVax reported that sera samples from elderly participants in the BVX-005 trial in 2012, contained significantly more protective antibodies against the current epidemic flu strain, H3N2, which did not exist back in 2012;

●	The main television news show in Israel showcased BiondVax’s impressive results and a subtitled recording is available at http://www.biondvax.com/?p=1300;

●	By the end of the year, BiondVax expects to be starting BVX-007 trials in Europe which will be mostly funded by the European consortium UNISEC;

Dr. Ron Babecoff, CEO of BiondVax Commented: “The second quarter of 2015 was very eventful for BiondVax, culminating in a number of successes. A few weeks following our successful public offering on Nasdaq, we completed and reported successful results for our BVX-006 trial. We showed that our universal flu vaccine enhanced antibody responses to multiple flu strains when administered as a primer, and was safe and well tolerated. More than that, a few weeks later, we showed that participants who received our vaccine in our 2012 trial, presented higher immunogenicity to the 2014-15 flu season strain - a strain which didn’t exist back then. Both these successful results are additional important data points, validating our work and further demonstrating the universality of our vaccine and its potential for improving global public health. Our work is particularly poignant as the 2015/2016 flu season approaches."

“In terms of our efforts to broaden our shareholder base, I will be marketing our story to investors on non-deal roadshows, and presenting at a number of investor conferences in New York, Las Vegas and Los Angeles, in the coming quarter. We see a number of near-term catalysts, such as our EU funded study in Europe, and we are all very much looking forward to the coming few months. We believe our upcoming efforts will further support our concept of the universal flu vaccine,” concluded Dr. Babecoff.

About BiondVax

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Contact Details

Company Contact Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 kenny@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

** Tables to Follow **

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BALANCE SHEETS

In thousands, except per share data				Convenience translation
	December 31,	June 30,		June 30,
	2014	2014	2015	2015
		Unaudited		Unaudited
	New Israeli Shekels (NIS)			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	9,612	14,187	37,955	10,070
Marketable securities	2,016	2,013	2,016	535
Other receivables	1,081	175	763	202

	12,709	16,375	40,734	10,808
LONG-TERM ASSETS:
Marketable securities	2,049	2,045	2,047	543
Property, plant and equipment	2,638	2,957	2,355	625
Other long term assets	1,066	288	286	76

	5,753	5,290	4,688	1,244

	18,462	21,665	45,422	12,051
CURRENT LIABILITIES:
Trade payables	524	373	635	168
Other payables	1,289	1,197	828	219

	1,813	1,570	1,463	387
LONG-TERM LIABILITIES:
Option contract liabilities	-	-	7,958	2,111
Severance pay liability, net	62	57	66	18

SHAREHOLDERS' EQUITY :
Ord. shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of March 31, 2015, 2014 (unaudited) and December 31, 2014; Issued and Outstanding: 54,297,367, 54,284,367 and 54,297,367 shares respectively	-	-	-	-
Share premium	83,517	83,391	109,934	29,168
Options	2,536	2,536	2,536	673
Other comprehensive income	17	18	14	4
Accumulated deficit	(69,483)	(65,909)	(76,549)	(20,310)

	16,587	20,036	35,935	9,535

	18,462	21,665	45,422	12,051

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STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands, except per share data					Convenience translation
	Six months ended June 30,		Three months ended June 30,		Three months ended June 30,
	2014	2015	2014	2015	2015
	Unaudited		Unaudited		Unaudited
	N I S		N I S		U.S. dollars

Operating expenses:
Research and development, net of participations	3,075	3,785	1,608	2,613	693
Marketing, general and administrative	1,127	1,250	574	600	159

Operating loss	4,202	5,035	2,182	3,213	852

Financial income	56	8	21	3	1
Financial expense	44	2,039	62	1,992	529

Net loss	4,190	7,066	2,223	5,202	1,380

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	3	(3)	4	(2)	(1)

Total comprehensive loss	4,193	7,069	2,227	5,204	1,381

Basic & diluted net loss per share	0.08	0.09	0.04	0.05	0.01

Weighted average number of shares outstanding used to compute basic and diluted loss per share	54,284,367	75,095,145	54,284,367	95,892,923	95,892,923

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